Re:  Form 10QSB
The subject report could not be filed without unreasonable effort or expense the registrant seeks relief pursuant to Rule 12b-25(b). The subject quarterly report on Form 10Q will be filed on or before the fifth calendar day following the prescribed due date.

The 10-QSB can not be filed within the prescribed time period because there is currently only one person in the accounting department with a severe limitation of time.

Contact Carol Flickinger 605-363-5117 in regard to this notification.

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act or 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 monts period that the registrant was required
to file such reports been filed?                              Yes
Is it anticipated that any signifcant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                        No
InterActive Inc. has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date: May 12, 1998   By:\s\Robert Stahl, President